UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ionica Sciences, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 05, 2013

Physical address of issuer
414 Weill Hall, Ithaca, NY 14853

Website of issuer
https://www.ionicasci.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
November 13, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$232,502	$375,663
Cash & Cash Equivalents	$139,160	$300,890
Accounts Receivable	$0	$0
Short-term Debt	$293,928	$43,544
Long-term Debt	$0	$225,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($325,300)	($40,643)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 21, 2020

Ionica Sciences, Inc.



Up to $750,000 of Crowd Notes


Ionica Sciences, Inc. ("Ionica", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 13, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,00 under the Combined Offerings (the "Closing Amount") by November 13, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 6, 2020 will be permitted to increase their subscription amount at any time on or before November 13, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 6, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 6, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://ionicasci.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/ionica.sciences.inc

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ionica Sciences, Inc. is a Delaware C-Corporation, formed on February 05, 2013.

The Company is located at 414 Weill Hall, Ithaca, NY 14853.

The Company's website is https://www.ionicasci.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/ionica.sciences.inc and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	November 13, 2020
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The HealthTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse events could put investors' dollars at significant risk.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing an early version of its product. Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

Quality management plays an essential role in meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $439,617 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. Prior to 2018, an officer and shareholder of the Company advanced funds for operations in the amount of $22,610. These advances are non-interest bearing and have no maturity dates. At December 31, 2019 and 2018, the amount of advances outstanding is $22,610 and are recorded under 'Advances – related party' on the balance sheets. This advance was subsequently forgiven by the officer and written off by the Company in 2020 in full. See Note 1 of Exhibit B. A related party receivable for advances to shareholders in the amount of $9,184 was forgiven and written off as during 2018. Amounts owed to the Company were non-interest bearing and had no maturity date. The related party advance was expensed to 'General and administrative' expenses on the statement of operations for the year ended December 31, 2018. There were no similar advances during the year ended December 31, 2019.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,500,000 valuation cap, so you should not view the $5,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 86.9% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Focused on Lyme disease, Ionica's technology enables direct detection of Lyme disease for the first time in a simple blood test. Nearly twice as accurate as today's test, the IonLyme(tm) Test will revolutionize the diagnosis and management of Lyme.

Business Plan
Problem:

Lyme disease is the fastest growing vector borne disease in the United States. Though easily curable in its early stage, Lyme disease can be difficult to diagnose. The current laboratory tests to help in diagnosing Lyme are accurate only about 50% of the time in the early onset of infection. This poor "sensitivity" leads to thousands of missed diagnoses, allowing the disease to advance to often devastating effect. Once established, Lyme disease mimics the symptoms of many other diseases, further complicating diagnosis. It is extremely difficult to treat at its more advanced stage, when it has spread through the body.

Solution:

What's the problem with today's laboratory tests? The current tests depend on detecting evidence of your body's immune system fighting Lyme disease: antibodies. But Lyme disease "hides" from the immune system while it first establishes itself. With early, vague "flu" like symptoms, your body might not yet have generated antibodies. This leads to "false negative" test results up to 50% of the time.

The IonLyme(tm) Test is different. The IonLyme Test detects a special protein (Outer surface protein A, or "OspA") in the blood shed by the bacteria that causes Lyme disease. No other technology has proven sensitive enough to detect this protein with a simple lab test. Our breakthrough led the experts at the Global Lyme Alliance to invest in Ionica, to help bring this better test to market.

Traction:

We hope to bring the IonLyme Test to market with our own laboratory in 2021. Ionica's sales team will establish IonLyme first with infectious disease experts that act as "key opinion leaders" for diagnosis and management of Lyme. We will educate the millions of consumers and thousands of physicians with the help of the Global Lyme Alliance, our investor and partner. Lastly, insurance companies, to create coverage policies for IonLyme.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.00% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Salaries and benefits	40%	40%	40%
Research & Development	50%	50%	30%
Operations	10%	10%	8%
Commercial lab transfer	0%	0%	22%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Omar Green, PhD	Co-Founder & Chief Executive Officer	Responsible for leading Ionica Science's spectroscopic and materials development efforts, and directing business and technical development efforts.
Joel Tabb, PhD	Co-Founder & President	Responsible for leading Ionica Science's biological and clinical development efforts, and supporting business development efforts.
Dean Koch	Chief Business Officer	Responsible for leading Ionica Science's fundraising and marketing efforts, and business strategy development.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	7,380,952	YES	N/A	N/A	100%	N/A

The Company has the following debt outstanding:
The Company issued a total of six convertible notes payable for cash proceeds of $225,000 during 2018. Five of the securities totaling $195,000 bear an interest rate of 7.5% per annum, are convertible into common shares of the Company and mature 24 months from the date of issuance. The maturity date of one of the securities totaling $30,000 is to be the sooner of a) when the Company has made cumulative products or services for third parties for $10,000,000, or b) when the Company receives a bona fide equity investment offer from one or more third parties cumulatively of no less than $1,500,000 in one or more arm-length transactions. This convertible note bears an interest rate of 10% per annum.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Omar Green and Joel Tabb.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Omar Green	2,365,000 Common	32%
Joel Tabb	2,205,000 Common	29.9%

GLA	1,845,238 Common	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Ionica Sciences, Inc. ("the Company") was incorporated on February 5, 2013 under the laws of the State of Delaware, and is headquartered in Ithaca, New York. The Company is developing a laboratory test using spectroscopy to be used in testing to directly detect Lyme disease.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $73,700 in cash on hand as of July 31, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	August 2018	Reg D 506(b)	SAFE	$178,000	Working Capital
Pre-Seed	August 2018	Reg D 506(b)	Convertible Note	$225,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,500,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 8%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,00 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Prior to 2018, an officer and shareholder of the Company advanced funds for operations in the amount of $22,610. These advances are non-interest bearing and have no maturity dates. At December 31, 2019 and 2018, the amount of advances outstanding is $22,610 and are recorded under 'Advances – related party' on the balance sheets. This advance was subsequently forgiven by the officer and written off by the Company in 2020 in full. See Note 1 of Exhibit B.

A related party receivable for advances to shareholders in the amount of $9,184 was forgiven and written off as during 2018. Amounts owed to the Company were non-interest bearing and had no maturity date. The related party advance was expensed to 'General and administrative' expenses on the statement of operations for the year ended December 31, 2018. There were no similar advances during the year ended December 31, 2019.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the

escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Omar Green

(Signature)

Omar Green

(Name)

Co-founder & Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Omar Green

(Signature)

Omar Green

(Name)

Co-founder & Chief Executive Officer

(Title)

August 21, 2020

(Date)

/s/Joel Tabb

(Signature)

Joel Tabb

(Name)

Co-founder & President

(Title)

August 21, 2020

(Date)

/s/Dean Koch

_____
(Signature)

Dean Koch
_____
(Name)

Chief Business Officer
_____
(Title)

August 21, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



IONICA SCIENCES, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

IONICA SCIENCES, INC.

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Ionica Sciences, Inc.
Ithaca, New York

We have reviewed the accompanying financial statements of Ionica Sciences, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, WA
May 15, 2020

IONICA SCIENCES, INC.
BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 139,160	$ 300,890
Total current assets	139,160	300,890
Property and equipment, net	44,588	22,270
Intangible assets, net	48,754	52,503
Total assets	$ 232,502	$ 375,663
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 15,103	$ 11,981
Advances – related party	22,610	22,610
Accrued interest	21,630	4,004
Accrued wages and payroll related costs	9,585	4,949
Convertible notes payable, current portion	225,000	-
Total current liabilities	293,928	43,544
Convertible notes payable, noncurrent portion	-	225,000
Total liabilities	293,928	268,544
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 7,380,952 and 6,458,334 shares issued and outstanding at December 31, 2019 and 2018	73	64
Additional paid-in capital	378,118	221,372
Accumulated deficit	(439,617)	(114,317)
Total stockholders' equity	(61,426)	107,119
Total liabilities and stockholders' equity	$ 232,502	$ 375,663

See accountants' review report and accompanying notes to the financial statements.

IONICA SCIENCES, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue	$ -	$ -
Operating expenses		
Professional fees	188,225	61,745
Payroll and related expenses	56,128	44,217
General and administrative	44,052	58,468
Depreciation and amortization	11,529	5,566
Rent	6,476	9,413
Travel	1,761	7,585
Total operating expenses	308,171	186,994
Loss from operations	(308,171)	(186,994)
Other income (expense)		
Interest income	496	356
Interest expense	(17,625)	(4,004)
Grant income	-	149,999
Total other income (expense)	(17,129)	146,351
Net loss before income taxes	(325,300)	(40,643)
Provision for income taxes	-	-
Net loss	$ (325,300)	$ (40,643)

See accountants' review report and accompanying notes to the financial statements.

IONICA SCIENCES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance on December 31, 2017	5,904,762	$ 59	$ 127,310	$ (73,674)	$ 53,695
Issuance of common stock for cash	525,893	5	89,360	-	89,365
Issuance of common stock for services	27,679	-	4,702	-	4,702
Net loss	-	-	-	(40,643)	(40,643)
Balance on December 31, 2018	6,458,334	64	221,372	(114,317)	107,119
Issuance of common stock for services	922,618	9	156,746	-	156,755
Net loss	-	-	-	(325,300)	(325,300)
Balance on December 31, 2019	7,380,952	$ 73	$ 378,118	$ (439,617)	$ (61,426)

IONICA SCIENCES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

		2019		2018
Cash flows from operating activities				
Net loss	$	(325,300)	$	(40,643)
Adjustments to reconcile net loss to net cash				
used by operating activities:				
Depreciation and amortization		11,529		5,566
Common stock issued for services		156,755		4,702
Changes in operating assets and liabilities:				
Advances to related parties		-		9,184
Accounts payable		3,122		-
Accrued interest		17,626		4,004
Accrued wages and payroll related costs		4,636		4,949
Net cash used by operating activities		(131,632)		(12,238)
Cash flows from investing activities				
Payments for the purchase of fixed assets		(30,098)		(22,800)
Payments for the purchase of intangible assets		-		(2,345)
Net cash used by investing activities		(30,098)		(25,145)
Cash flows from financing activities				
Proceeds from issuance of convertible notes		-		225,000
Proceeds from issuance of common stock		-		89,365
Process from related party advances		-		3,047
Net cash provided by financing activities		-		317,412
Net increase (decrease) in cash and cash equivalents		(161,730)		280,029
Cash and cash equivalents, beginning		300,890		20,861
Cash and cash equivalents, ending	$	139,160	$	300,890
Supplemental cash flow information:				
Cash paid during the period for:				
Interest		-		-
Income taxes		-		-
	$	-	$	-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ionica Sciences, Inc. ("the Company") was incorporated on February 5, 2013 under the laws of the State of Delaware, and is headquartered in Ithaca, New York. The Company is developing a laboratory test using spectroscopy to be used in testing to directly detect Lyme disease.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue in accordance with ASC 606 when its performance obligations to its customers are satisfied and collection is probable. The Company has not yet generated revenue from operations.

Grant Income

During 2018 the Company recognized other income for services performed on a grant contract. Revenue from this grant was recognized on a 'fee-for-service' basis and recognized when the services were provided and submitted to the grantor for payment.

Risks and Uncertainties

The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required, to completes development of its final product and begin principal operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federally insured limits. No losses have been recognized as a result of these excess amounts.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black- Scholes option pricing model to determine the fair value of stock options. The Company adopted ASU 2018-07, Stock Compensation, for the year ended December 31, 2019 and therefore treats all employee and non-employee awards under the guidance provided by ASC 718.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 37,260	$ 4,852
Other temporary differences	35,408	2,916
Total deferred tax asset	72,668	7,768
Valuation allowance	(72,668)	(7,768)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 15, 2020, the date these financial statements were available to be issued.

Related party advances outstanding to an officer of the Company was forgiven and subsequently written off by the Company in 2020 in the amount of $22,610.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $439,617 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2019	2018
Patent	$ 56,232	$ 56,232
Accumulated amortization	(7,478)	(3,729)
Intangible assets, net	$ 48,754	$ 52,503

Amortization expense for the years ended December 31, 2019 and 2018, was $3,749 and $3,729, respectively.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Spectrometers and related equipment	$ 104,227	$ 72,292
Accumulated depreciation	(59,639)	(50,022)
Property and equipment, net	$ 44,588	$ 22,270

Depreciation expense for the years ended December 31, 2019 and 2018, was $7,780 and $1,837, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

Prior to 2018, an officer and shareholder of the Company advanced funds for operations in the amount of $22,610. These advances are non-interest bearing and have no maturity dates. At December 31, 2019 and 2018, the amount of advances outstanding is $22,610 and are recorded under 'Advances – related party' on the balance sheets. This advance was subsequently forgiven by the officer and written off by the Company in 2020 in full. See Note 1.

A related party receivable for advances to shareholders in the amount of $9,184 was forgiven and written off as during 2018. Amounts owed to the Company were non-interest bearing and had not maturity date. The related party advance was expensed to 'General and administrative' expenses on the statement of operations for the year ended December 31, 2018. There were no similar advances during the year ended December 31, 2019.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

The Company issued a total of six convertible notes payable for cash proceeds of $225,000 during 2018. Five of the securities totaling $195,000 bear an interest rate of 7.5% per annum, are convertible into common shares of the Company and mature 24 months from the date of issuance. The maturity date of one of the securities totaling $30,000 is to be the sooner of a) when the Company has made cumulative products or services for third parties for $10,000,000, or b) when the Company receives a bona fide equity investment offer from one or more third parties cumulatively of no less than $1,500,000 in one or more arm-length transactions. This convertible note bears an interest rate of 10% per annum.

Five of the securities, totaling $195,000, may be converted upon the following:

1. Upon the Company receiving proceeds of cash less than $500,000 through any venture capital or institutional equity financing or other seed or preferred stock security or equity financing, the holder may elect to convert all of the outstanding principal and all accrued interest into the identical preferred stock, common stock or other equity security with similar characteristics.

2. Upon the Company receiving proceeds of cash of $500,000 ("Qualified Financing") or more through any venture capital or institutional equity financing or other seed or preferred stock security or equity financing, the note shall automatically convert all of the outstanding principal and all accrued interest into the identical preferred stock, common stock or other equity security with similar characteristics. The note shall be convertible into the number of fully paid, non-assessable shares equal to the quotient of the outstanding principal and accrued Interest under this Note at the time of closing of such Qualified Financing, divided by the per share price equal to the lesser of: (1) 80% of the price paid per share for Financing Securities (subject to adjustment for stock dividends, stock splits or other similar recapitalizations of the Borrower's common stock) in such Qualified Financing, or (2) the quotient of $3,750,000 divided by the Fully-Diluted Capitalization.

One security, totaling $30,000, may be converted upon the Company receiving cash of no less than $1,500,000 for the sale of shares of the Company. The noteholder may then elect to convert any portion of the note into stock. The conversion price will be equal to the transaction price, per class of stock issued, as part of the $1,500,000 financing.

Future minimum principal payments include $225,000 due on all outstanding convertible notes payable in 2020.

The Company recognized interest expense of $17,625 and $4,004 during the years ended December 31, 2019 and 2018, respectively.

The Company has not authorized a class of preferred shares as of December 31, 2019.

NOTE 7 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 10,000,000, $.00001 par value, shares of common stock authorized, with 7,380,952 and 6,458,334 shares issued and outstanding as of December 31, 2019 and 2018, respectively.

During 2018, 525,893 shares of common stock were issued to the Global Lyme Alliance (GLA) in accordance with a collaboration agreement with GLA in exchange for the receipt of $89,355.

During 2018, 27,679 shares of common stock were issued in accordance with an agreement with Cornell University in exchange for assistance and resources provided to the Company. The Company recorded a corresponding expense to 'Professional fees' in the amount of $4,703 for assistance and resources received through the agreement in exchange for the shares issued by the Company.

During 2019, 876,488 shares of common stock were issued to the Global Lyme Alliance (GLA) in accordance with a collaboration agreement with GLA. The Company recorded a corresponding expense to 'Professional fees' in the amount of $148,917 for services received through the agreement in exchange for the shares issued by the Company.

During 2019, 46,130 shares of common stock were issued in accordance with an agreement with Cornell University in exchange for assistance and resources provided to the Company. The Company recorded a corresponding expense to 'Professional fee's in the amount of $7,838 for assistance and resources received through the agreement in exchange for the shares issued by the Company.

EXHIBIT C
PDF of SI Website



Biotechnology
United States
Diagnostics
Ithaca

Website: https://www.ionicasci.com

Share:

Invest in Ionica Sciences, Inc.

A better way to test for Lyme disease

Edit Profile

$1,000 Minimum

Crowd Note Security Type

INVEST IN IONICA SCIENCES, INC.

Time Left **77d : 09h : 04m**

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Ionica Sciences, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Current Investors include Global Lyme Alliance, the premier Lyme disease advocacy organization in the USA, LaunchNY and Center State Corporation for Economic Opportunity
- Received 3 SBIR contracts from the Department of Defense and the Defense Health Agency. These non-dilutive awards reflect the capability and potential of Ionica's diagnostics platform
- Filed an international patent application under the PCT (Patent Cooperation Treaty)
- Completed pre-clinical study showing 91% clinical accuracy in identifying Lyme disease vs. the current diagnostic test accuracy of 57% (based on internal sensitivity testing of 23 samples, not yet verified by independent third parties, see data room for data sheet and research article dated 2016)
- Ionica's Advisory Board includes Beckie Robertson, Managing Partner at Versant Ventures; Bill Rhodes, Retired President at BD Biosciences; Patricia DeLaMora, MD, Infectious Disease Specialist at Weill Cornell Medical Center

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

Focused on Lyme disease, Ionica's technology enables direct detection of Lyme disease through a simple blood test. 1.6x more accurate than today's test (see data room), the IonLyme(tm) Test will revolutionize the diagnosis and management of Lyme.

Lyme disease is the fastest growing vector borne disease in the United States. Though easily curable in its early stage, Lyme disease can be difficult to diagnose. The current laboratory tests to help in diagnosing Lyme are accurate only about 50% of the time in the early onset of infection. This poor "sensitivity" leads to thousands of missed diagnoses, allowing the disease to advance to often devastating effect. Once established, Lyme disease mimics the symptoms of many other diseases, further complicating diagnosis. It is extremely difficult to treat at its more advanced stage, when it has spread through the body.

What's the problem with today's laboratory tests? The current tests depend on detecting evidence of your body's immune system fighting Lyme disease: antibodies. But Lyme disease "hides" from the immune system while it first establishes itself. With early, vague "flu-like" symptoms, your body might not yet have generated antibodies. This leads to "false negative" test results up to 50% of the time.

The IonLyme(tm) Test is different. The IonLyme Test detects a special protein (Outer surface protein A, "OspA") shed into the blood by the bacteria that causes Lyme disease. Other technologies are not sensitive enough to detect this protein with a simple lab test. Our breakthrough led the experts at the Global Lyme Alliance to invest in Ionica, to help bring this improved test to market.

We hope to bring the IonLyme Test to market with our own laboratory in 2021. Ionica's sales team plan to establish IonLyme first with infectious disease experts who act as "key opinion leaders" for Lyme diagnosis and management. We will educate the millions of consumers and thousands of physicians with the help of the Global Lyme Alliance, our investor and partner. Lastly, insurance companies, to create coverage policies for IonLyme.

Pitch Deck



⟨   ⟩

Gallery





Media Mentions



The Team

Founders and Officers



Omar Green, PhD
CEO

Omar is CEO, also leading the development of our technology as it relates to materials and spectroscopy. Co-Founding with Joel Tabb, PhD, Omar was inspired to improve Lyme disease diagnostics when a softball teammate had his life upended in the prime of life by a missed diagnosis, which led to a debilitating battle with Lyme disease



Joel Tabb, PhD
PRESIDENT

Joel is a co-founder and also runs the development of our technology relating to biology. Joel and Co-Founder Omar Green, PhD, were work colleagues at Agave Biosystems. Their complementary scientific backgrounds led to the idea to combine aptamers and surface enhanced Raman scattering to create a new class of sensitive diagnostics

Key Team Members



Dean Koch

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $750,000
Minimum investment:	US $1,000
Target Minimum:	US $400,000

Key Terms

Security Type:	Crowd Note

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Ionica Sciences, Inc. has set an overall target minimum of US $400,000 for the round, Ionica Sciences, Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Ionica Sciences, Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

- Salaries and benefits
- Research/Development
- Operations

- Salaries and benefits
- Research/Development
- Commercial lab transfe...
- Operations

Investor Perks

For those who invest $10,000: A Free IonLyme Test coupon. Quarterly investor update. "Hydro Flask" with the IonLyme Test logo. Annual "Update with the CEO" group call.

$25,000: All the above plus 5 IonLyme Test coupons. IonLyme polo shirt. Yearly group video chat session with CEO.

$50,000: All the above plus 10 IonLyme Test coupons. Yearly one-on-one video chat session with CEO.

$100,000 or more: All the above plus participation in quarterly group investor calls with management. Private tour of IonLyme Test laboratory followed by dinner with Ionica leadership.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Ionica Sciences, Inc.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $225,000
Closed Date	Aug 1, 2018
Security Type	Convertible Note
Valuation Cap	US $3,750,000

Pre-Seed	
Round Size	US $178,000
Closed Date	Dec 31, 2016
Security Type	SAFE Note
Valuation Cap	US $1,186,667

Market Landscape

In the US, physicians order 3.5 million Lyme disease tests annually, at approximately $200 each. Physicians know that poor performance of these tests requires them to interpret results with caution. The IonLyme Test price point is $400, so the US total market opportunity is $1.4 billion. We also estimate an international market of $600 million, but prioritize this below the US market.

Approximately 70% of Lyme disease tests are performed in the large, commercial clinical laboratories, such as LabCorp and Quest. Today's test (which requires multiple steps) is typically billed to the insurance company or patient at $200.

There are a few small, specialty laboratories, such as IgeneX, that market enhanced Lyme disease testing "panels" or test series. Their costs can exceed $700, and while marginally more accurate than the Lyme disease test Quest or LabCorp performs, it is still a test for antibodies, with poor clinical sensitivity.

The IonLyme Test will be positioned as what we believe to be the only DIRECT Lyme disease test. Today's test is for Lyme specific antibodies. This only tells you that you've been exposed to the virus sometime in the last decade! Not that clinically useful). The IonLyme Test is different. It detects a protein (OspA) shed from the B. Burgdorferi bacteria that causes Lyme disease.

Our early commercial efforts will educate patients, physicians and infectious disease specialists, focusing on Northeast and Upper Midwest. The IonLyme Test will be offered only through our laboratory at first (plan to meet clinical laboratory standards (CLIA)).

We will have a small direct sales and marketing team, and collaborate with our investor/partner Global Lyme Alliance, to maximize impact.

The IonLyme Test will be based on quality science, including prospective clinical studies. This drives adoption into practice and broad insurance coverage.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The HealthTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing an early version of its product. Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Quality management plays an essential role in meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $439,617 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. Prior to 2018, an officer and shareholder of the Company advanced funds for operations in the amount of $22,610. These advances are non-interest bearing and have no maturity dates. At December 31, 2019 and 2018, the amount of advances outstanding is $22,610 and are recorded under 'Advances – related party' on the balance sheets. This advance was subsequently forgiven by the officer and written off by the Company in 2020 in full. See Note 1 in Reviewed Financials. A related party receivable for advances to shareholders in the amount of $9,184 was forgiven and written off as during 2018. Amounts owed to the Company were non-interest bearing and had no maturity date. The related party advance was expensed to 'General and administrative' expenses on the statement of operations for the year ended December 31, 2018. There were no similar advances during the year ended December 31, 2019.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
📁 Financials (2 files)	Mar 22, 2020	Folder
📁 Fundraising Round (1 file)	Mar 22, 2020	Folder
📁 Investor Agreements (1 file)	Mar 22, 2020	Folder
📁 Miscellaneous (6 files)	Mar 22, 2020	Folder

Join the Conversation

Be the first to post a comment or question about Ionica Sciences, Inc..

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...   POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Ionica Sciences, Inc.

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Ionica Sciences, Inc.. Once Ionica Sciences, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Ionica Sciences, Inc. in exchange for your securities. At that point, you will be a proud owner in Ionica Sciences, Inc..

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Ionica Sciences, Inc. has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Ionica Sciences, Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Ionica Sciences, Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Ionica Sciences, Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Ionica Sciences, Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Ionica Sciences, Inc.'s Form C. The Form C includes important details about Ionica Sciences, Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



IonLyme™



IONICA
SCIENCES

Innovation in Diagnostics

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

IonID™: The Ionica platform

Achieving ultra-sensitive detection by combining proven technologies



folded aptamer
(unbound)

protein-bound
aptamer

Aptamers

- Single-stranded, folded oligonucleotides and peptides
- Bind molecular targets (proteins)
- Simple, low-cost production
- Versatility for chemical modification
- High stability and lack of immunogenicity

SERS signal

Laser

SERS substrate

Surface Enhanced Raman Scattering

- Spectroscopic technique
- Laser irradiation of a sample produces Raman scattering spectrum
- Analytes produce unique signal

Lyme Disease:
The fastest growing vector-borne disease in the US

- **Vector:** Black legged tick
- **Agent:** Borrelia burgdorferi
- **Lyme presents vague symptoms**
  - Early Lyme is easily cured
  - Disseminated Lyme is difficult to cure


1 dot placed randomly within county of residence for each confirmed case




Headache
Cognitive Issues
Brain Fog
Speech Issues
Hearing Issues
Insomnia
Vision Issues
Fatigue
Light & Noise Sensitivity
Dizziness
Anxiety
Mood Disorders
Confusion
Fainting
Disorientation
Irregular Heartbeat
Chest Pain
Heart Failure
Fever
Cough
Difficulty Breathing
Difficulty Exercising
Stroke
Weight Gain or Loss
Abdominal Pain
Eating Disorders
Nausea
Vomiting
Bladder Pain
Reproductive Issues
Thyroid dysfunction
Inflammation in body
Candida
Allergies
Continual Infections
Changes in Body Temp.
Raynauds Syndrome
Unexplained sweats
Joint Pain
Joint Swelling
Arthritis
Muscle Pain
Muscle Spasms
Muscle Cramps
Muscle Weakness
Tingling
Numbness
Difficulty Walking
LYME DISEASE
SYMPTOMS

Current test: only 50% accurate

Detects antibodies to Lyme disease



Production of specific Ab
Symptoms
Early Stages
Late Stages
IgM
IgG
Bite
4-6 weeks
6-9 weeks
months
years
Time

Problem:
Symptoms often precede Lyme antibodies in blood

Sensitivity/specificity of commercial two tier testing for convalescent/late stage Lyme disease in the US*

Study/Year	Patients/Controls	Sensitivity	Specificity
Schmitz (1993)	25/28	66%	100%
Engstrom (1995)	55/159†	55%	96%
Ledue (1996)	41/53	44%	100%
Tilton (1997)	23/23	45%	100%
Trevejo (1999)	74/38	29%	100%
Bacon (2003)	106/559	67%	99%
Binnicker (2008)	35/5	49%	100%
Steere (2008)	76/86††	18%	99%
TOTAL	435/951	46%	99%

*Limited to studies from the US that included negative controls;
†Non-commercial ELISA and Western blot; ††Non-commercial ELISA

Consequence:
Poor sensitivity →
false negatives in >50% of cases



IonLyme

- *IonLyme is the solution*

- *Directly detects Lyme Disease in serum*
  - Superior approach to detection of antibodies

- **Target: Outer Surface Protein A (OspA)**
  - Shed into bloodstream by B. Burgdorferi, the bacteria causing Lyme
  - Present only in active Lyme disease

- **OspA detection not possible with existing technology**
  - Only the ultra-sensitive Ionica platform has proven capability



Pre-clinical results:
50% more early, curable cases detected



Current Test

■ Sensitivity or "True Positive"
■ Specificity or "True Negative"

Current Lyme test*

57.6%

99.2%

IonLyme Beta Performance‡

91.0%

96.0%

IonLyme

*Waddell, LA et al. 2016 PLoS ONE 11(12): e0168613. See data room for article.

‡Based on internal testing. Green, O., et al. 2020 Analyst: In Preparation. See data room for data sheet.



IonLyme

Designed for the high-volume laboratory















— Lyme (+)
— Lyme (-)

Serum sample → Sample on 96 well plate → DigiLab® plate reader → Results in 30 min

Intellectual Property
Patent Counsel: DeAnn F. Smith, FoleyHoag LLP



- Patent application at PCT stage
  - WO2016134214 A1
- Protects combination of Aptamers and SERS in diagnostics

Large Market Opportunity

Ixodes ricinus and
Ixodes persulcatus
Ixodes
persulcatus
Ixodes
scapularis
Ixodes
ricinus
Ixodes
pacificus

- $1.4B Market in USA
  - 3.5 million tests annually
- $2B+ Global Market



Incidence of Clinician-Diagnosed Lyme Disease, United States, 2005–2010

Christina A. Nelson, Shubhayu Saha, Kiersten J. Kugeler, Mark J. Delorey, Manjunath B. Shankar, Alison F. Hinckley, Paul S. Mead

National surveillance provides important information about Lyme disease (LD) but is subject to underreporting and

to state and local health departments. These reports provide valuable insight into the age and sex distribution of
with LD and the seasonality and geographic dis-
of cases, and they enable monitoring of disease
er time. Unfortunately, underreporting and varia-
urveillance practices limit the ability of routine
nce to capture the true overall frequency of LD
e population (8). Studies conducted during the
high-incidence states suggest that LD cases are
orted by a factor of 3 to 12 (9–12). These studies
ited to specific states and do not necessarily reflect
orting nationwide.
ical claims data provide an additional source of
ion about the epidemiology and public health im-
of LD. Because these data are based on billing
ubmitted by clinicians for reimbursement, they are
e to underreporting than are routine surveillance
require additional documentation. We used infor-
rom a large, nationwide medical claims database
cribe the epidemiology of LD diagnosed by clini-
identify similarities and differences with surveil-
a, and 3) estimate the number of LD cases per year
ited States.

s

Claims Database
013–2014, we retrospectively analyzed the 2005–
ven Health MarketScan Commercial Claims and
rs Database, which contains health insurance
formation for a median of 27 million persons each
database contains records for persons 0–64 years
ith employer-provided health insurance and in-
formation about employees and their spouses and
ts from all 50 states. Deidentified data on enrollee
phics, outpatient and emergency department visits,
admissions, and prescription drugs are included.
patient encounter record is assigned ≥1 diagnos-
from the International Classification of Diseases,
vision, Clinical Modification (ICD-9-CM), by a
or billing specialist. Inpatient admissions in the

l. 21, No. 9, September 2015 1625

MAJOR ARTICLE

Lyme Disease Testing by Large Commercial Laboratories in the United States

Alison F. Hinckley,[1] Neeta P. Connally,[2] James I. Meek,[3] Barbara J. Johnson,[1] Melissa M. Kemperman,[4] Katherine A. Feldman,[5] Jennifer L. White,[6] and Paul S. Mead[1]

[1]Division of Vector-Borne Diseases, Centers for Disease Control and Prevention, Fort Collins, Colorado; [2]Connecticut Emerging Infections Program, Department of Biological and Environmental Sciences, Western Connecticut State University, Danbury, [3]Connecticut Emerging Infections Program, Yale School of Public Health, New Haven; [4]Minnesota Department of Health, St Paul; [5]Maryland Department of Health and Mental Hygiene, Baltimore; and [6]New York State Department of Health, Albany

Background. Laboratory testing is helpful when evaluating patients with suspected Lyme disease (LD). A 2-tiered antibody testing approach is recommended, but single-tier and nonvalidated tests are also used. We conducted a survey of large commercial laboratories in the United States to assess laboratory practices. We used these data to estimate the cost of testing and number of infections among patients from whom specimens were submitted.

Methods. Large commercial laboratories were asked to report the type and volume of testing conducted nationwide in 2008, as well as the percentage of positive tests for 4 LD-endemic states. The total direct cost of testing was calculated for each test type. These data and test-specific performance parameters available in published literature were used to estimate the number of infections among source patients.

Results. Seven participating laboratories performed approximately 3.4 million LD tests on approximately 2.4 million specimens nationwide at an estimated cost of $492 million. Two-tiered testing accounted for at least 62% of assays performed; alternative testing accounted for <3% of assays. The estimated frequency of infection among patients from whom specimens were submitted ranged from 10% to 18.5%. Applied to the total numbers of specimens, this yielded an estimated 240 000 to 444 000 infected source patients in 2008.

Discussion. LD testing is common and costly, with most testing in accordance with diagnostic recommendations. These results highlight the importance of considering clinical and exposure history when interpreting laboratory results for diagnostic and surveillance purposes.

Keywords. lyme disease; infection; United States; diagnostic testing; cost.

Lyme disease (LD) is caused by *Borrelia burgdorferi*, a bacterium transmitted through the bite of infected *Ixodes* species ticks. Nearly 30 000 confirmed cases were reported to the Centers for Disease Control and Prevention (CDC) in 2008 [1], ranking LD among the 10 most commonly reported nationally notifiable diseases in the United States. LD is a geographically focal illness, occurring predominantly in the northeastern and north-central states.

LD diagnosis is based on clinical manifestations and the potential for exposure to infected ticks [2]. For the majority (70%–80%) of cases, the disease begins with a characteristic erythema migrans (EM) rash and accompanying flu-like symptoms [3]. Left untreated, *B. burgdorferi* can disseminate over days to weeks, and develop into multiple EM rashes, acute neuroborreliosis (eg, meningitis, facial palsy, or radiculopathy), or Lyme carditis. After months, untreated LD may manifest as intermittent attacks of oligoarticular arthritis [4, 5]. After months to years, untreated LD may develop into late neuroborreliosis (eg, Lyme encephalopathy, radiculoneuropathy, or paresthesias) [6–11].

Serologic testing can be helpful when evaluating patients with suspected LD. The CDC recommends a 2-tiered approach to LD serologic testing [12]. The first tier consists of an immunoassay (enzyme-linked

Received 8 January 2014; accepted 18 May 2014; electronically published 30 May 2014.

Correspondence: Alison Hinckley, PhD, Division of Vector-Borne Diseases, Centers for Disease Control and Prevention, 3156 Rampart Rd, Fort Collins, CO 80521 (ahinckley@cdc.gov).

Clinical Infectious Diseases 2014;59(5):676–81

Published by Oxford University Press on behalf of the Infectious Diseases Society of America 2014. This work is written by (a) US Government employee(s) and is in the public domain in the US.

DOI: 10.1093/cid/ciu397

676 • **CID 2014:59 (1 September)** • Hinckley et al

Competitive Matrix

Parameter/ Assay	IonLyme	Existing Test	Iᴏx IGeneX Inc.	MAYO CLINIC LABORATORIES	CERES NANO
Direct detection	Yes (OspA)	No (antibodies)	No (antibodies)	Yes (PCR)	Yes (OspA)
Sample	Serum	Serum	Serum	Serum	Urine
Sensitivity	90%+	45%	50%	20%	unknown
Price	$400	$200	$700-$1,000	$200	N/A

Financing Plan

- **Pre-seed ($750k in Q3 2020)**
  - Final product development
  - Commercial launch through laboratory service model
  - Obtain PLA® reimbursement code
- **Seed ($3M, Q3 2021)**
  - Complete prospective clinical study
  - Increase commercial efforts
- **Series A ($5M-$10M, 2023)**
  - Large scale commercialization
  - Inclusion in IDSA and CDC guidelines
  - Reliable reimbursement

Milestones and Costs

Use of funds	Test validation	Commercial Availability	Commercialization Clinical Utility	Growth/Exit
Close Date	Completed	Q3 2020	Q3 2021	2023
Funding	$400k	$750k equity	$3M equity	$5M-$10M equity
Goals	✓ Prove platform ✓ Develop IonLyme ✓ Pre-clinical validation	1. Publish pre-clinical data 2. Design prospective study 3. Launch laboratory service 4. PLA® code	1. Complete prospective study 2. Commercial traction 3. Initiate insurance coverage	1. Expand commercial activity 2. Publish clinical 3. Reliable insurance Reimbursement

Future Platform Applications

Sexually transmitted infections



- Syphilis
- Chlamydia
- Gonorrhea

Tick-borne infections



- Babesia
- Rocky Mtn Spotted Fever
- Anaplasma
- Ehrlichia

COVID-19 & emerging threats



- Rapid development of new assays
- Grant pending for COVID-19 assay

Management Team



Omar Green, PhD
CEO
15+ years chemistry &
spectroscopy R&D



Joel Tabb, PhD
President
30+ years biotech & IVD
R&D



Dean Koch
Chief Business Officer
25+ years in IVD
Commercialization

Board of Advisors



Bill Rhodes
Retired President
BD Biosciences



Scott Santarella
CEO, Global
Lyme Alliance



Beckie Robertson
Managing Partner
Versant Ventures



Louis Walcer
Director, Cornell
McGovern Center



Larry Yost
Managing Partner
The Atticus Group

Business advisors



John Lombardi, Ph.D.
City College of NY
SERS Expert

Technical advisor



Patricia DeLaMora, MD
Weill Cornell Medicine
Infectious Disease

Clinical advisor

EXHIBIT E
Video Transcript

Exhibit E

Video Transcripts

https://vimeo.com/397544410

The IonLyme Test by Ionica Sciences (90sec)

Ionica IonLyme test is a revolutionary approach to detecting Lyme Disease. According to the Centers for Disease Control and Prevention, Lyme Disease is the fastest growing vector-borne infectious disease in the United States. IonLyme provides the opportunity to identify a live, active Lyme case. Furthermore, IonLyme allows you to differentiate new exposures from old, so we have those two major advantages that I think will allow us to really address a clinical need. The Ionica IonLyme test is based on the combination of two existing technologies; DNA aptamers, which are the binding element and surface enhanced raman scattering, which is the detection mechanism. We are utilizing this to directly detect Lyme from blood samples, and we have already shown in the laboratory more than twice the sensitivity of the current Lyme test. There are 3.5 million tests run annually, and 10% of those come positive. We expect that number to be a lot lower than the actual number because the test is terrible. The fact that the current test is only 50% accurate in the early stages, when the disease is most easily treated. With about 300 to 400 thousand people contracting Lyme Disease each year, this presents about a $1.4 billion market for Lyme Disease testing in the United States alone. Ionica Sciences is currently working to finalize development of the IonLyme assay, conduct clinical trials to demonstrate its utility in infected individuals, and transition to a clinical laboratory, making the test available to the public as a service.

https://www.youtube.com/watch?v=AUYVLxLeWTs&feature=emb_title

Rapid Lyme disease test could be available by late 2020

A new rapid lyme disease detection test, created by Ionica Sciences at Cornell's McGovern Center Life Sciences Incubator, could be available by late next year. If a patient's skin shows that telltale bullseye rash, the body's response to lyme has started. But confirmation of that disease can take weeks, since the body's immune system usually hasn’t reached detectable levels yet. Ionica's Co-Founder and CEO, Dr. Omar Green explains that once you're exposed to lyme, the antibodies can be present for decades and once you are positive, it's nearly impossible to determine if you were infected last week, last month, last year, or decades ago. This test will differentiate a fresh infection from an old one, something not currently available.